SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Corporate Renaissance Group, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

2200331047
(CUSIP Number)

Fred M. Stone, Esq.
1185 Avenue of the Americas, 18th Floor
New York, New York 10036
212-730-2000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 1999
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP NO.:  220033104

(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Martin D. Sass

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)[ ]
      (b)[ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*
     PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     71,300

(8)  SHARED VOTING POWER
     0

(9)  SOLE DISPOSITIVE POWER
     71,300

(10) SHARED DISPOSITIVE POWER
     0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     71,300

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*   [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     10.82%

(14) TYPE OF REPORTING PERSON*
     IN

(1)  NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
     Hugh R. Lamle

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
      (a)[ ]
      (b)[ ]

(3)  SEC USE ONLY

(4)  SOURCE OF FUNDS*
     PF

(5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     U.S.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     48,600

(8)  SHARED VOTING POWER
     0

(9)  SOLE DISPOSITIVE POWER
     48,600

(10) SHARED DISPOSITIVE POWER
     0

(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     48,600

(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES*   [ ]

(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     7.38%

(14) TYPE OF REPORTING PERSON*
     IN

CUSIP NO.:  220033104

(1)       NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Curators Partners, L.P.*

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[ ]

(3)       SEC USE ONLY

(4)       SOURCE OF FUNDS
     WC

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) or 2(e)

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     See Walter Kass

(8)  SHARED VOTING POWER
     None

(9)  SOLE DISPOSITIVE POWER
     See Walter Kass

(10)      SHARED DISPOSITIVE POWER
     None

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
     41,634

(12)      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.32%

(14)      TYPE OF REPORTING PERSON
     PN

* Curators Fund Management, L.P., a Delaware limited partnership, is the general partner of this entity. Kass Fund Management, Inc., a Delaware corporation, of which Walter Kass is the principal, is the general partner of Curators Fund Management, L.P.

CUSIP NO.:  220033104

(1)       NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Curators Capital Management, Inc.*

(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[ ]

(3)       SEC USE ONLY

(4)       SOURCE OF FUNDS
     WC

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     See Walter Kass

(8)  SHARED VOTING POWER
     None

(9)  SOLE DISPOSITIVE POWER
     See Walter Kass

(10)      SHARED DISPOSITIVE POWER
     None

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
     76,900

(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     11.67%

(14)      TYPE OF REPORTING PERSON
     IA

* Curators Capital Management, Inc., of which Walter Kass is principal, acts as the investment adviser to certain discretionary managed accounts holding the securities set forth above.

CUSIP NO.:  220033104

(1)       NAMES OF REPORTING PERSONS.
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
     Walter Kass


(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
         (a)[ ]
         (b)[ ]

(3)       SEC USE ONLY

(4)       SOURCE OF FUNDS

(5)       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)

(6)       CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

(7)  SOLE VOTING POWER
     118,534

(8)  SHARED VOTING POWER
     None

(9)  SOLE DISPOSITIVE POWER
     118,534

(10)      SHARED DISPOSITIVE POWER
     None

(11)      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
          PERSON
     118,534

(12)      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES

(13)      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     17.99%

(14)      TYPE OF REPORTING PERSON
     IN

ITEM 1.   Security and Issuer

        No  change.

ITEM 2.   Identity and Background

        No  change.

ITEM 3.  Source and Amount of Funds or Other Consideration

        No change.


ITEM 4.  Purpose of Transaction

      The Reporting Persons acquired the Common Stock beneficially owned by them in the ordinary course of their trade or business of purchasing, selling, trading and investing in securities.

      By letter dated March 25, 1999, the Reporting Persons set forth a proposal (the "Proposal") to the Board of Directors of the Issuer to acquire all of the issued and outstanding Common Stock of the Issuer (other than those held by the Reporting Persons) for the right to receive $8.00 in cash.

     In a press release dated June 16, 1999 (attached as Exhibit B), it was announced that the Reporting Persons withdrew the Proposal as not representing adequate value to shareholders as compared to liquidation, in light of ongoing changes in the company's portfolio values. The Reporting Persons recommended the adoption by the Issuer of a plan of liquidation instead of its previously submitted buyout bid. As a result of the withdrawal of the buy-out proposal, any group among the Reporting Persons which may have been deemed to exist has been terminated.

      Except as set forth above, as of the date of this filing none of the Reporting Persons has any plans or proposals which relate to or would result in any of the actions set forth in parts (a) through (j) of Item 4. Such persons may at any time reconsider and change their plans or proposals relating to the foregoing.


ITEM 5.   Interest in Securities of the Issuer

No change.

ITEM 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

No change.

ITEM 7.   Material to be Filed as Exhibits

     Exhibit A - Joint Filing Agreement

     Exhibit B - Press Release dated June 16, 1999

SIGNATURES

      After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:    June 21, 1999


/s/ Martin D. Sass
_______________________________________
Martin D. Sass


/s/ Hugh R. Lamle
_______________________________________
Hugh R. Lamle


/s/ Walter Kass
_______________________________________
Walter Kass



CURATORS CAPITAL MANAGEMENT, INC.


/s/ Walter Kass
_______________________________________
By:  Walter Kass



CURATORS PARTNERS, L.P.


/s/ Walter Kass
_______________________________________
By:  Walter Kass